SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Acquires Remaining 50% of Start Net, Leading Israeli Portal and Search Engine dated November 15, 2004.


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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet Gold Acquires Remaining 50% of Start Net, Leading Israeli Portal and Search Engine

Monday November 15, 7:00 am ET

PETACH TIKVA, Israel, November 15 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that Gold Mind, one of its fully-owned subsidiaries, has completed the acquisition of 50% of the share capital of Start Net Ltd., a leading Israeli Internet portal and search engine. As Start Net continues to be a profitable and growing company, the acquisition will be immediately accretive to Internet Gold's bottom line results.

The remaining 50% of Start Net Ltd. is owned by another of Internet Gold's subsidiaries, MSN Israel, a joint partnership of Internet Gold (50.1%) and Microsoft Corp. (49.9%). With the completion of this transaction, Internet Gold now holds all of Start Net's share capital through two of its subsidiaries.

"The acquisition of Start Net is a strategic step that improves our positioning vis-a-vis the emerging Internet advertising market," said Eli Holtzman, Internet Gold's CEO. "During the next few years, we believe the Internet will grow in importance as an advertising medium and eventually dominate the marketplace. As such, we believe e-advertising will have the power to become a major driver of our future revenues and shareholder value. By adding Start Net's popular www.start.co.il portal and search engine to our holdings, we will be able to take our e-advertising activities to a new level."

About Internet Gold

Internet Gold is a leading communications service provider in Israel. The Company offers the full range of Internet access and related value-added services, e-advertising, content and e-Commerce services to residential and business customers nationwide. In addition, the Company is Israel's newest provider of international telephony services.

Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries: Gold Mind, which focuses on the provision of Internet value-added services, and Internet Gold International, which specializes in the provision of international Internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay,
    Internet Gold,
    +972-3-939-9848
    idita@co.zahav.net.il




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 15, 2004